FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

For the month of: MAY 2002

SEC Registration Number 0-18670

GREAT BASIN GOLD LTD.
1020-800 West Pender Street
Vancouver, BC
V6C 2V6

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosed:

1. News release dated May 21, 2002

2. Notice of Annual General Meeting, Information Circular, Proxy with notes for AGM to be held on June 28, 2002 with financial statements for the year ended December 31, 2001 with notes.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT BASIN GOLD LTD.

S. Main

SHIRLEY MAIN

May 21, 2002

GREAT BASIN GOLD LTD.

1020 • 800 WEST PENDER STREET
VANCOUVER, BC CANADA V6C 2V6
TEL (604) 684 • 6365 FAX (604) 684 • 8092
1 800 667 • 2114

May 17, 2002

Dear Fellow Shareholder:

On behalf of the Board of Directors, I am pleased to provide this status report on the accomplishments by the Company over the past year in preparation for the upcoming Annual General Meeting to be held on Friday, June 28, 2002. Attached is a copy of proxy materials providing information regarding the business to be covered at the meeting, and information about Great Basin, its Directors and related matters.

As we value your input to the annual shareholders' meeting, please review the materials and return your proxy in accordance with the instructions in the circular. Please call me, or a representative in our Investor Services department, if you have any questions about this procedure.

Great Basin has significantly advanced the Ivanhoe project on the Carlin Trend in Nevada in 2001. A two-pronged approach, involving resource and economic studies of the high-grade vein systems and a comprehensive assessment of the geological setting and additional exploration potential of the property, was undertaken during the year with promising results from both.

One million gold equivalent ounces was estimated within 719,000 tons grading 1.29 oz gold/ton and 7.0 oz silver/ton of inferred mineral resources outlined to date at the Clementine, Gwenivere and South Gwenivere high-grade gold-silver vein systems. This mineralization is open to depth, providing excellent potential to expand these resources. Based on this resource, a preliminary economic assessment of the capital and operating costs to develop these high-grade vein systems at Ivanhoe was completed, yielding robust rates of return for a 600 ton per day underground operation, and trucking ore to a local toll mill for treatment. At a gold price of US$300 per ounce and silver price of US$4.40 per ounce, the economic model forecasts a project rate of return of 136% and a net present value of US$127 million (CDN$203 million).

In terms of exploration, a deep drill hole was completed mid-year to test for the presence of the lower plate carbonates in the Roberts Mountain Formation and related units that, traditionally, host Carlin-style disseminated gold deposits to the southeast on the Trend. The hole intersected 74 feet (22.5 metres) of strongly anomalous gold, silver and pathfinder metals in Rodeo Creek sequence rocks immediately above the Roberts Mountain strata, strongly suggesting the presence of a Carlin-style mineralizing system at Ivanhoe, perhaps associated with the nearby Hatter Stock.

On a more regional scale, a compilation and re-interpretation of property-wide exploration information resulted in the important discovery of a second major structural trend on the property. The north-northwest trend of the newly identified fault structures is the same as the principal ore-bearing structure at Ken Snyder and other mines in northeastern Nevada. This new structural trend provides excellent potential to find significant, additional high-grade gold vein systems.

Meanwhile, gold prices are on the rise. At the end of 2001, analysts were forecasting improved gold prices for 2002; some suggested that gold could trade as high as US$335 per ounce in the ensuing months. By early May, gold had traded at more than US$300 per ounce for several weeks, and support has developed for prices in the range of US$310 per ounce.

Under these improving market conditions and with a strong current treasury of $10 million and no debt, Great Basin is actively pursuing various financing alternatives to fund the next step in exploration and development of the high-grade systems in 2002. The program envisaged would include decline access to the Clementine-Gwenivere vein systems and 40,000 feet (12,200 metres) of underground drilling, with provisions for drifting and bulk sampling along the veins, at a total cost of about US$10 million. Initial permitting for this program is underway with all relevant agencies. Plans are also being formulated to follow up the new exploration targets as the underground program advances and additional financing is available.

The upcoming Annual Meeting is an opportunity to share our plans for the next year and to respond to your comments and questions. I look forward to seeing you there.

Yours sincerely,

GREAT BASIN GOLD LTD.

Ronald W. Thiessen,
President, Chief Executive Officer and Director

GREAT BASIN GOLD LTD.
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone: (604) 684-6365 Fax: (604) 684-8092

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual and extraordinary general meeting (the "Meeting") of Shareholders of **GREAT BASIN GOLD LTD.** ("Great Basin") will be held at 1020 – 800 West Pender Street, Vancouver, British Columbia, on June 28, 2002 at 10:00 a.m., local time, for the following purposes:

1. To receive the report of the directors of Great Basin.
2. To receive and consider the consolidated financial statements of Great Basin for its fiscal year ended December 31, 2001 and the report of the auditor thereon.
3. To fix the number of directors of Great Basin at nine.
4. To elect directors of Great Basin for the ensuing year.
5. To appoint an auditor of Great Basin for the ensuing year and to authorize the directors to fix the auditor's remuneration.
6. To consider and if thought advisable approve an amendment to the Memorandum of the Company to increase the Company's authorized capital from 100,000,000 Common shares without par value to 200,000,000 Common shares without par value and to alter the Memorandum of the Company to reflect the increase of the authorized capital.
7. To consider and, if thought advisable, approve an ordinary resolution of disinterested shareholders to amend the 2000 Share Incentive Plan (the "Plan") by then reserving an additional 2,672,500 shares for issuance under the Plan and to restate the Plan as the "2002 Share Incentive Plan", in which 5,537,300 shares are available for issuance, subject to regulatory approval, and as more particularly described in the accompanying Information Circular.
8. To consider and if thought advisable approve an ordinary resolution of disinterested shareholders authorizing the repricing of an aggregate of 2,100,000 stock options held by insiders of Great Basin from an exercise price of $0.96 per share to an exercise price of $0.63 per share.
9. To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular and a copy of the consolidated financial statements for the year ended December 31, 2001, the auditor's report there accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder's shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Information Circular to ensure that your shares will be votes at the Meeting.

DATED at Vancouver, British Columbia, May 16, 2002.

BY ORDER OF THE BOARD

"Ronald W. Thiessen"

Ronald W. Thiessen
President

GREAT BASIN GOLD LTD.
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone: (604) 684-6365 Fax: (604) 684-8092

INFORMATION CIRCULAR
as at May 1, 2002

This Information Circular is furnished in connection with the solicitation of proxies by the management of GREAT BASIN GOLD LTD. ("Great Basin") for use at the annual general meeting (the "Meeting") of its shareholders to be held on June 28, 2002 at 10:00 a.m. to be held at 1020 – 800 West Pender Street, Vancouver, British Columbia for the purposes set forth in the accompanying Notice of Meeting. Pursuant to section 111 of the *Company Act* (British Columbia), advance notice of the Meeting was published in the Vancouver Sun on May 2, 2002 and filed with the TSX Venture Exchange. Notice of the Meeting was also provided to the Securities Commissions in each jurisdiction where Great Basin is a reporting issuer under applicable securities laws.

GENERAL PROXY INFORMATION

Who Can Vote

Only shareholders of record at the close of business on May 15, 2002 who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described herein will be entitled to vote or to have their shares voted at the meeting. As of May 1, 2002, Great Basin had outstanding 40,978,137 Common shares. Each Common share has the right to one vote.

To the knowledge of the directors and senior officers of Great Basin, the only individuals or corporations who, as at May 1, 2002, beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of Great Basin carrying the right to vote in all circumstances are as follows:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Common Shares
The Canadian Depository for Securities Limited ("CDS")[1] 85 Richmond Street West Toronto, Ontario, Canada M5H 2C9	30,290,575	73.92%
Cede & Co. Box 20 Bowling Green Station New York, New York, U.S.A. 10274	5,210,883	12.72%

(1) CDS and Cede are clearing houses for brokerage firms whose clients beneficially own the shares. Management of Great Basin is unaware of the beneficial ownership of the shares registered in the name of CDS and Cede although these figures may include shares of management held in brokerage houses.

The above information was supplied by Computershare Trust Company of Canada, Great Basin's registrar and transfer agent.

How You Can Vote

If you are a registered shareholder (your Common shares are held in your name) you may vote your Common shares either by attending the Meeting in person or, if you do not plan to attend the Meeting, by completing the proxy and following the delivery instructions contained in the form of proxy and this information circular.

If you are an unregistered shareholder (your Common shares are held in "street name" because they are registered in the name of a stockbroker or financial intermediary), you must follow special procedures if you wish to vote at the Meeting. To vote in person at the Meeting, as an unregistered shareholder you must insert your name in the space provided in the proxy for the appointment of a person, other than the persons named in the proxy, as proxyholder. If you do not plan to attend the Meeting, you can vote as an unregistered shareholder by proxy by following the instructions included in the proxy provided to you by your stockbroker or financial intermediary. In either case, the proxy must be delivered in the manner described in this information circular or as instructed by your stockbroker or financial intermediary. If you are unsure as to how to follow these procedures, please contact your stockbroker. If you are an unregistered shareholder and attend the Meeting without following these special procedures, you will not be entitled to vote at the Meeting.

Solicitation of Proxies

The solicitation will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of Great Basin. All costs of this solicitation will be borne by Great Basin.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are officers of Great Basin. **A shareholder has the right to appoint a person, who need not be shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either of the persons designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.**

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada by fax (604) 683-3694, by mail or by hand to the 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

A shareholder who has given a proxy may revoke it by

- providing a written notice of revocation to Computershare Trust Company of Canada or to the registered office of Great Basin, P.O. Box 11117, 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or
- advising the Chairman of the Meeting on the day of the Meeting or of any reconvening thereof, or
- in any other manner provided by law.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

EXERCISE OF DISCRETION

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. The proxy will confer discretionary authority on the nominees named therein with respect to

- each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,
- any amendment to or variation of any matter identified therein, and
- any other matter that properly comes before the Meeting.
- **In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form will vote shares represented by the proxy for the approval of such matter.**

As of the date of this information circular, management of Great Basin knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee intends to vote thereon in accordance with the nominee's best judgement.

ELECTION OF DIRECTORS

The size of the board of directors is currently determined at nine directors on the board. The board proposes that the number of directors remain at nine. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be set at nine.

The term of office of each of the current directors will end at the conclusion of the Meeting. Each director elected will hold office until the conclusion of the next annual general meeting of Great Basin at which a director is elected, unless the director's office is earlier vacated in accordance with the Articles of Great Basin or the provisions of the *Company Act* (British Columbia).

The following table sets out the names of management's nominees for election as directors, all offices in Great Basin each now holds, each nominee's municipality of residence and principal occupation, business or employment, the period of time during which each has been a director of Great Basin and the number of shares of Great Basin beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 1, 2002.

Name, Position and Municipality of Residence	Period a Director of Great Basin	Shares Beneficially Owned or Controlled(1)
Robert A. Dickinson Co-Chairman and Director Vancouver, British Columbia	Since May 27, 1986	981,522(2)
Robert G. Hunter Co-Chairman and Director Vancouver, British Columbia	Since January 11, 1989	851,108(3)
Jeffrey R. Mason Secretary, Chief Financial Officer and Director Vancouver, British Columbia	Since February 8, 1994	551,500

Name, Position and Municipality of Residence	Period a Director of Great Basin	Shares Beneficially Owned or Controlled[1]
Ronald W. Thiessen President, Chief Executive Officer and Director West Vancouver, British Columbia	Since October 25, 1993	300,000
Scott D. Cousens Director Vancouver, British Columbia	Since March 25, 1993	206,572
David J. Copeland Director Vancouver, British Columbia	Since February 8, 1994	327,250
T. Barry Coughlan Director Vancouver, British Columbia	Since February 20, 1998	18,614
David S. Jennings Director Vancouver, British Columbia	Since June 21, 2001	162,250
Andrew F.B. Milligan Directors Vancouver, British Columbia	Since June 30, 1999	Nil[5]

(1) The information as to shares beneficially owned or controlled has been furnished by insiders and is as of May 1, 2002.

(2) 62,663 shares are held indirectly in the name of United Mineral Services Ltd., and 390,659 shares are held in the name of 491038 B.C. Ltd, companies controlled by Robert A. Dickinson.

(3) These shares are held in the name of 455501 B.C. Ltd., a company controlled by Robert G. Hunter.

(4) As of May 1, 2002, the total beneficial security holdings of the current directors and officers are 3,398,816 shares (which represents approximately 8.3% of the current issued and outstanding shares) plus 2,145,000 options.

(5) Mr. Milligan is Chairman of Stockscapes.com Technologies Inc. the previous owner of Touchstone which is now a subsidiary of Great Basin, which owns 2,050,000 common shares of Great Basin.

Robert A. Dickinson, B.Sc., M.Sc. – Co-Chairman of the Board and Director

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 36 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past years, an officer and/or director of the following public companies: **Amarc Resources Ltd.**, Director (April 1993 to present), Co-Chairman (September 2000 to present), President (September 1995 to September 2000), Chief Financial Officer (September 1995 to September 1998) and Chief Executive Officer (September 1998 to September 2000); **Anooraq Resources Corporation**, Director (November 1990 to present), Co-Chairman (September 2000 to present), President (September 1996 to September 2000), Chief Financial Officer (September 1996 to February 1999) and Chief Executive Officer (February 1999 to September 2000); **Farallon Resources Ltd.**, Director (July 1991 to present), Co-Chairman (September 2000 to present) and Chief Executive Officer (December 1995 to September 2000); **Great Basin Gold Ltd.**, Director (May 1986 to present), Co-Chairman (September 2000 to present), President (May 1986 to

September 2000), Chief Executive Officer (November 1998 to September 2000), Chief Financial Officer (May 1986 to June 1998); **Continental Minerals Corporation** (formerly Misty Mountain Gold Limited), Director (November 1995 to February 2001), Co-Chairman (September 2000 to February 2001), President (November 1995 to September 2000), Chief Financial Officer (June 1993 to June 1998), Chief Executive Officer (June 1998 to September 2000); **Northern Dynasty Minerals Ltd.**, Director (June 1994 to present), Chief Executive Officer (May 1997 to November 2001), and Co-Chairman (November 2001 to present); **Rockwell Ventures Inc.**, Chairman and Director (November 2000 to present); **Taseko Mines Limited**, Director (January 1991 to present), Co-Chairman (September 2000 to present), President (January 1991 to September 2000), Chief Financial Officer (January 1991 to November 1998), Chief Executive Officer (November 1998 to September 2000), (including Co-Chairman and Director of Gibraltar Mines Ltd. a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited); **Cash Resources Ltd.**, Director (June 1994 to June 1996); and **American Bullion Minerals Ltd.**, Director (August 1988 to May 1997).

Robert G. Hunter – Co-Chairman of the Board and Director

Robert G. Hunter for the past 25 years has been active as a mining promoter headquartered in Vancouver and continues to be active in the mining business although he is now semi-retired. Mr. Hunter does not have any technical credentials in mining, but through his years as a businessman and insurance executive developed a network of venture capitalists in the mining field. Mr. Hunter has served as a director of other public companies listed at one time on the NASDAQ, TSX and TSX Venture Exchange. Mr. Hunter is a director of Hunter Dickinson Inc.

Mr. Hunter is, or was within the past years, an officer and/or director of the following public companies: **Amarc Resources Ltd.**, Director (April 1993 to present), Co-Chairman (September 2000 to present), Chairman (April 1993 to September 2000) and Chief Executive Officer (September 1995 to September 1998); **Anooraq Resources Corporation**, Director (April 1996 to present), Co-Chairman (September 2000 to present), Chairman (September 1996 to September 2000) and Chief Executive Officer (September 1996 to February 1999); **Great Basin Gold Ltd.**, Director (January 1989 to present), Co-Chairman (September 2000 to present), Chairman (January 1989 to September 2000), Chief Executive Officer (January 1989 to November 1998); **Farallon Resources Ltd.**, Director (July 1991 to December 1993 and August 1994 to present), Co-Chairman (September 2000 to present) and Chairman (December 1994 to September 2000); **Continental Minerals Corporation** (formerly Misty Mountain Gold Limited), Director (November 1995 to present), Co-Chairman (September 2000 to present), Chief Executive Officer (November 1995 to June 1998), Chairman (June 1998 to September 2000); **Northern Dynasty Minerals Ltd.**, Director (June 1996 to present), Chairman (October 1996 to November 2001), and Co-Chairman (November 2001 to present); **Taseko Mines Limited** , Director (January 1991 to present), Co-Chairman (September 2000 to present), Chairman (January 1993 to September 2000) and Chief Executive Officer (February 1991 to November 1998) (including Co-Chairman and Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited), **El Condor Resources Ltd.**, Chairman, Chief Executive Officer and Director (November 1990 to January 1996); **Cash Resources Ltd.**, Director (September 1994 to April 1996); **ADI Technologies Inc.**, Director (March 1987 to present); and **Majestic Gold Corp.**, Chairman and Director (March 1987 to present).

Ronald W. Thiessen, C.A. – Chief Executive, President and Director

Ronald W. Thiessen is accredited as a public accountant in Canada and has for the past several years has had as his principal occupation serving as a director and/or officer of several publicly-traded mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past years, an officer and/or director of the following public companies: **Amarc Resources Ltd.**, Director (September 1995 to present), President and Chief Executive Officer

(September 2000 to present); **Anooraq Resources Corporation**, Director (April 1996 to present), President and Chief Executive Officer (September 2000 to present); **Farallon Resources Ltd.**, Director (August 1994 to present), President and Chairman (September 2000 to present); **Great Basin Gold Ltd.**, Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present); **Continental Minerals Corporation** (formerly Misty Mountain Gold Limited), Director (November 1995 to present), President and Chief Executive Officer (September 2000 to present); **Northern Dynasty Minerals Ltd.**, President and Chief Executive Officer (November 2001 to present), Director (November 1995 to present); **Rockwell Ventures Inc.**, President and Director (November 2000 to present); **Taseko Mines Limited**, Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present), (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited.); **Casamiro Resources Corp.**, President and Director (February 1990 to present).

Jeffrey R. Mason, C.A. – Chief Financial Officer, Secretary and Director

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded (TSX, NASDAQ, TSX Venture Exchange) mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies that Hunter Dickinson Inc. provides services for.

Mr. Mason is, or was within the past years, an officer and or director of the following public companies: **Amarc Resources Ltd.**, Secretary and Director (September 1995 to present), Treasurer (September 1995 to September 1998) and Chief Financial Officer (September 1998 to present); **Anooraq Resources Corporation**, Director (April 1996 to present), Treasurer (September 1996 to February 1999), Chief Financial Officer (February 1999 to present), Secretary (September 1996 to present); **Farallon Resources Ltd.**, Secretary (December 1995 to present), Chief Financial Officer (December 1997 to present) and Director (August 1994 to present); **Great Basin Gold Ltd.**, Director (February 1994 to present), Secretary (February 1994 to present), Chief Financial Officer (June 1998 to present), Treasurer (February 1994 to June 1998); **Continental Minerals Corporation** (formerly Misty Mountain Gold Limited), Secretary (November 1995 to present), Treasurer (November 1995 to June 1998), Chief Financial Officer (June 1998 to present) and Director (June 1994 to present); **Northern Dynasty Minerals Ltd.**, Secretary (June 1996 to present), Director (June 1996 to present), Chief Financial Officer (June 1998 to present), Treasurer (May 1997 to June 1998); **Rockwell Ventures Inc.**, Chief Financial Officer and Director (November 2000 to present); **Taseko Mines Limited**, Secretary (March 1994 to present), Chief Financial Officer (November 1998 to present), Director (March 1994 to present), and Treasurer (March 1994 to November 1998), and (including Chief Financial Officer, Secretary and Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited); **Casamiro Resource Corp.**, Secretary-Treasurer (February 1995 to present).

Scott D. Cousens - Director

Scott D. Cousens is responsible for corporate communications for the public companies for which Hunter Dickinson Inc. provides services. He also assists with financing initiatives given his background as a broker in the early 1990s.

Mr. Cousens is, or was within the past years, an officer and/or director of the following public companies: **Amarc Resources Ltd.**, Director (September 1995 to present); **Anooraq Resources Corporation**, Director (March 1994 to September 1994) and (September 1996 to present); **Farallon Resources Ltd.**, Director (December 1995 to present); **Great Basin Gold Ltd.**, Director (March 1993 to present); **Continental Minerals Corporation** (formerly Misty Mountain Gold Limited), Director (June 1994 to present); **Northern Dynasty**

Minerals Ltd., Director (June 1996 to present); **Rockwell Ventures Inc.**, Director (November 2000 to present); and **Taseko Mines Limited**, Director (October 1992 to present).

David J. Copeland, P.Eng. - Director

David J. Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Taseko and other companies for which Hunter Dickinson Inc. provides services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past years, an officer and/or director of the following public companies: **Amarc Resources Ltd.**, Director (September 1995 to present); **Anooraq Resources Corporation,** Director (September 1996 to present); **Farallon Resources Ltd.**, Director (December 1995 to present); **Great Basin Gold Ltd.**, Director (February 1994 to present); **Continental Minerals Corporation** (formerly Misty Mountain Gold Limited), Vice-President, Project Development (June 1989 to February 1996 and June 1997 to June 1998) and Director (June 1989 to present); **Northern Dynasty Minerals Ltd.**, Director (June 1996 to present); **Taseko Mines Limited**, Director (January 1994 to present) (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited); **Casamiro Resources Corp.**, Director (February 1995 to present).

T. Barry Coughlan, B.A. - Director

T. Barry Coughlan is a self-employed businessman and financier who over the past 18 years has been involved in the financing of companies on the Vancouver, Toronto and NASDAQ Stock Exchanges. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Couglan is, or was within the past 5 years, an officer and or a director of the following companies: **Farallon Resources Ltd.**, Director (March 1998 to present); **Great Basin Gold Ltd.**, Director (February 1998 to present); **Taseko Mines Limited**, Director (February 2001 to present); **Casamiro Resources Corp.,** Director (February 1995 to present); **Tri-Alpha Investments Ltd.,** Chief Executive Officer and Director (June 1986 to present).

David S. Jennings – Director

Mr. Jennings is an economic geologist and executive and holds a Bachelor of Science degree (Hons. Geology) from Lehigh University and a Doctorate in Geology Degree from McMaster University.

Mr. Jennings is, or was within the past years, an officer and/or director of the following public companies: **Anooraq Resources Corporation**, Director (September 1996 to present); **Farallon Resources Ltd.**, Director (July 1991 to present), President (July 1991 to September 2000), Chief Financial Officer (June 1996 to December 1997); **Great Basin Gold Ltd.,** Director (June 2001 to present); **Quartz Mountain Resources Ltd.**, President, Chief Executive Officer (May 1988 to present), Director (August 1986 to present); **B.A.S.M. Resources Corp.**, Director (June 1994 to January 16, 1998); **Cornucopia Resources Ltd.**, Vice-President Exploration (September 1991 to March 1996), Director (June 1986 to January 1999); **Continental Minerals Corporation** (formerly Misty Mountain Gold Limited), Director (June 1998 to February 2001); **Taseko Mines Limited**, Director (November 4, 1998 to February 2001); and **Zim-Gold Resources Ltd.**, Director (April 1995 to January 16, 1998).

Andrew F.B. Milligan – Director

Mr. Milligan has been Chairman of the Board of Stockscape.com Technologies Inc. (formerly Cornucopia Resources Ltd.) since April, 2000. He was President and Chief Executive Officer of Stockscape.com Technologies Inc. (November 1986 to April 2000) and President and Chief Executive office of Stockscape.com (November 1986 to April 2000). He has been a director of Great Basin since June 1999.

Great Basin does not have an Executive Committee of its directors. Great Basin is required to have an Audit Committee and the current members of that committee are Ronald W. Thiessen, T. Barry Coughlan and Scott D. Cousens.

APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, of P.O. Box 10426, Pacific Centre, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3 will be nominated at the Meeting for reappointment as auditor of Great Basin at a remuneration to be fixed by the directors.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

During Great Basin's financial year ended December 31, 2001 the aggregate direct remuneration paid or payable to Great Basin's directors and senior officers (who provide management services) by Great Basin and its subsidiaries, all of whose financial statements are consolidated with those of Great Basin, was $132,749. The direct remuneration paid or payable to Company's directors and senior officers by subsidiaries of Great Basin whose financial statements are not consolidated with those of Great Basin was nil.

Ronald W. Thiessen, President and Chief Executive Officer, Jeffrey R. Mason, Secretary and Chief Financial Officer, Robert A. Dickinson, Co-Chairman of the Board, and Robert G. Hunter, Co-Chairman of the Board, are the current "Named Executive Officers" of Great Basin for the purposes of the following disclosure.

The compensation paid to each of the Named Executive Officers during Great Basin's three most recently completed financial years is as set out below:

SUMMARY COMPENSATION TABLE								
		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Robert G. Hunter Co-Chairman of the Board and Director	2001 2000 1999	28,607 52,360 54,338	Nil Nil Nil	Nil Nil Nil	300,000[(1)] Nil 250,000[(2)]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert A. Dickinson Co-Chairman of the Board and Director	2001 2000 1999	18,306 33,510 45,576	Nil Nil Nil	Nil Nil Nil	300,000[(1)] Nil 250,000[(2)]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ronald W. Thiessen[(3)] Chief Executive Officer, President and Director	2001 2000	28,607 52,360	Nil Nil	Nil Nil	300,000[(1)] Nil	Nil Nil	Nil Nil	Nil Nil

SUMMARY COMPENSATION TABLE								
		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Jeffrey R. Mason Secretary and Chief Financial Officer and Director	2001	28,607	Nil	Nil	300,000(1)	Nil	Nil	Nil
	2000	52,360	Nil	Nil	Nil	Nil	Nil	Nil
	1999	54,338	Nil	Nil	250,100(2)	Nil	Nil	Nil

(1) These stock options were granted on January 9, 2001 at an exercise price of $0.96 per share and expire on January 10, 2006. On October 4, 2001 the exercise price of these options was repriced to an exercise price of $0.63 per share.
(2) These stock options were granted on January 29, 1999 at an exercise price of $0.91 and expired on January 29, 2001.
(3) Mr. Thiessen was appointed as President and CEO on September 28, 2000.

Share Options

The share options granted to the Named Executive Officers during the financial year ended December 31, 2001, were as follows:

OPTIONS GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR					
Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Robert G. Hunter	300,000	9.9%	$0.96	$1.20	January 10, 2006
Robert A. Dickinson	300,000	9.9%	$0.96	$1.20	January 10, 2006
Ronald W. Thiessen	300,000	9.9%	$0.96	$1.20	January 10, 2006
Jeffrey R. Mason	300,000	9.9%	$0.96	$1.20	January 10, 2006

The share options and share appreciation rights exercised during the financial year ended December 31, 2001, and the values of such options and rights at the end of such year were as follows:

AGGREGATED OPTIONS/SARS EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES				
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable	Value of Unexercised in the-Money Options at FY-End ($) Exercisable
Robert G. Hunter	Nil	Nil	300,000	$90,000
Robert A. Dickinson	Nil	Nil	300,000	$90,000
Ronald W. Thiessen	Nil	Nil	300,000	$90,000
Jeffrey R. Mason	Nil	Nil	300,000	$90,000

The share options amended on behalf of the Named Executive Officers during the financial year ended December 31, 2001 were as follows:

Name	Date of Repricing	Securities Under Options Repriced or Amended (#)	Market Price of Securities at Time of Repricing or Amendment ($/Security)	Exercise Price at Time of Repricing or Amendment ($/Security)	New Exercise Price ($/Security)	Length of Original Option Term Remaining at Date of Repricing or Amendment
Robert G. Hunter	October 2, 2001	300,000	$0.63	$0.96	$0.63	4 years & 3 months
Robert A. Dickinson	October 2, 2001	300,000	$0.63	$0.96	$0.63	4 years & 3 months
Ronald W. Thiessen	October 2, 2001	300,000	$0.63	$0.96	$0.63	4 years & 3 months
Jeffrey R. Mason	October 2, 2001	300,000	$0.63	$0.96	$0.63	4 years & 3 months

The reason for all downward repricing during the most recently completed financial year of options held by the Named Executive Officers is due to the current market price for the common shares being substantially lower than at the time the options were granted to the Named Executive Officers.

Pension Plans

There are no defined benefit or actuarial plans in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no employment contract between Great Basin and the Named Executive Officers.

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the Named Executive Officer's responsibilities following a change in control.

Compensation of Directors

There were no arrangements, standard or otherwise, pursuant to which directors were compensated by Great Basin or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments of for services as consultants or experts during the most recently completed financial year or subsequently, up to and including the date hereof. Great Basin paid $20,961 to a private engineering company owned by David J. Copeland for engineering services provided during the year. The foregoing compensation is in addition to amounts paid to certain directors in their capacities as Named Executive Officers shown in the table on the preceding pages.

ADDITIONAL COMPANY INFORMATION

Indebtedness of Directors, Executive Officers and Senior Officers

None of the directors, executive officers or senior officers of Great Basin or any subsidiary thereof, or any associate or affiliate of any of them, is or has been indebted to Great Basin.

Directors' and Officers' Liability Insurance

Under an existing policy of insurance, Great Basin is entitled to be reimbursed for indemnity payments it is required or permitted to make to directors and officers. The directors and officers of Great Basin as individuals are insured for losses arising from claims against them for certain of their acts, errors or omissions. The policy provides a maximum coverage in any one policy year of $5,000,000 in annual claims (subject to a deductible of $50,000 - $200,000 per claim, payable by Great Basin. The annual premium in the current fiscal year is $32,000(US). The premiums for the policy are not allocated between directors and officers as separate groups.

Interest of Insiders in Material Transactions

To the knowledge of management of Great Basin, no insider or nominee for election as a director of Great Basin had any interest in any material transaction during the year ended December 31, 2001, or has any interest in any material transaction in the current year except as disclosed herein.

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or senior officers of Great Basin, nor any person who has held such a position since the beginning of the last completed financial year end of Great Basin, nor any proposed nominee for election as a director of Great Basin, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, director or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of auditors and as set out herein.

Management Contracts

Management services for Great Basin are, to a substantial degree, performed by the senior officers and directors of Great Basin.

Great Basin has a services agreement dated December 31, 1996 with Hunter Dickinson Inc. ("HDI"), a private company owned equally by nine public resource exploration companies (one of which is Great Basin) and which is managed by directors the majority of whom are the same directors as those of Great Basin. HDI is one of the larger independent mining exploration groups in North America and as of December 31, 2001 employs or retains on a substantially full-time basis, 15 geoscientists (of which 5 are professional geologists/P.Geo., 3 are geological engineers/P.Eng. and 1 is a Ph.D), 4 licensed professional mining, mechanical or civil engineers (P.Eng.), 7 other professional and 16 administrative staff. It has recently supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario and Quebec) and internationally in Nevada, USA, Mexico and South Africa. HDI allocates the costs of staff input into projects like Pebble based on time records of involved personnel. The Services Agreement which can be terminated by either party on 30 days' notice at which time Great Basin would surrender its one share of HDI. Under the Services Agreement HDI provides ongoing geological, corporate development management and administrative services to Great Basin on a full cost recovery basis and at a cost that is intended to be competitive with arm's length suppliers. During fiscal 2001, Great Basin paid HDI $1,173,389 for services rendered. HDI may also invoice exploration and operating advances in anticipation of services to be rendered. As of December, 2001 HDI had been prepaid future expenses in the amount of $991,301. The nine directors of HDI are the seven directors of Great Basin plus two other persons not related to Great Basin.

PARTICULARS OF MATTERS TO BE ACTED UPON

Amendment to 2000 Share Incentive Plan

In order to provide incentive to directors, officers employees, management and others who provide services to Great Basin to act in the best interests of Great Basin, Great Basin has adopted a Share Incentive Plan (the "Plan"). The Plan was approved by shareholders at annual general meeting held on June 30, 2000. Under the Plan, a total of 5,585,000 shares of Great Basin were reserved for share incentive options to be granted at the discretion of the board of directors to eligible optionees (the "Optionees"). At the date of this Information

Circular a total of 2,657,700 share incentive options are outstanding, 62,500 have been exercised and 2,864,800 remain available to be granted under the Plan of which 2,145,000 options have been granted to insiders.

The board of directors have recommended that the number of shares reserved for issuance as share incentive options under the Plan be increased to a number that is approximately equal to 20% of Great Basin's issued and outstanding shares which is 8,195,627. An increase in the number of shares reserved for issuance under the Plan requires shareholder and TSX Venture Exchange approval. Shareholders will be asked to approve a resolution to increase the number of shares available for issuance under the Plan from 5,585,000 shares (the 2000 Plan) to 8,195,000 shares (the "2002 Plan"). Under the 2002 Plan, if adopted, and, as of the date hereof, 2,657,700 shares have been granted to existing Optionees and 5,537,300 shares remain available for issuance to future Optionees.

Material Terms of the 2002 Plan

Eligible Optionees

Under the policies of TSX Venture Exchange, to be eligible for the issuance of a stock option under the 2002 Plan an Optionee must either be a director, officer, employee, consultant or an employee of a company providing management or other services to Great Basin or its subsidiary at the time the option is granted.

Options may be granted only to an individual or to a company that is wholly-owned by individuals eligible for an option grant. If the option is granted to a company, Great Basin must provide TSX Venture Exchange with an undertaking that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of TSX Venture Exchange.

Material Terms of the Plan

The following is a summary of the material terms of the 2002 Plan:

(a) all options granted under the 2002 Plan are non-assignable and non-transferrable and for a period of up to 10 years;

(b) options granted under the Plan will be subject to vesting requirements of continuous employment of each optionee over periods acceptable to TSX but not exceeding 18 months;

(c) for stock options granted to employees or service providers (inclusive of management company employees), Great Basin is required to represent that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of Great Basin or of any of its subsidiaries;

(d) if an Optionee ceases to be employed by Great Basin (other than as a result of termination with cause) or ceases to act as a director or officer of Great Basin or a subsidiary of the Company, any option held by such Optionee may be exercised within 90 days after the date such Optionee ceases to be employed as an officer or director or, as the case may be, or within 30 days if the Optinee is engaged in investor relations activities and ceases to be employed to provide investor relations activities;

(e) the minimum exercise price of an option granted under the 2002 Plan must not be less than the closing price for the Company's common shares as traded on the TSX Venture Exchange on the last trading day before the date that the option is granted less allowable discounts as permitted by TSX Venture Exchange of up to 25%; and

(f) no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of Great Basin in a one year period.

Great Basin will obtain "disinterested" shareholders' approval (described below) if:

(a) the number of options granted to Insiders of Great Basin exceeds 10% of the Company's outstanding listed shares; or

(b) the aggregate number of options granted to Insiders of Great Basin within a one year period exceeds 10% of Great Basin's outstanding listed shares; or

(c) the number of options granted to any one Insider and such Insider's associates within a one year period exceeds 5% of Great Basin's outstanding listed shares; or

(d) Great Basin is decreasing the exercise price of options previously granted to Insiders.

Disinterested Shareholder Approval

"Disinterested shareholder approval" means the approval by a majority of the votes cast by all shareholders of Great Basin at the shareholders' meeting excluding votes attached to listed shares beneficially owned by "Insiders" of Great Basin (generally officers and directors) to whom the DSA Options have been granted under the 2002 Plan and Associates of those Insiders.

Recommendation

Great Basin is of the view that the 2002 Plan provides Great Basin with the flexibility necessary to attract and maintain the services of senior executives, employees and others in competition with other businesses in the industry. A full copy of the 2002 Plan will be available for inspection at the Meeting. Directors shall also have the authority to amend the 2002 Plan to reduce, but not increase the benefits to its participants if in their discretion it is necessary or advisable in order to obtain any necessary regulatory approvals. If shareholders do not approve the 2002 Plan Great Basin will grant options on a case by case basis with each option made subject to specific regulatory approval.

Amendment to Options

On January 9, 2001 Great Basin granted 300,000 share purchase options to each of David J. Copeland, Scott D. Cousens, Robert A. Dickinson, Robert G. Hunter, Jeffrey R. Mason, Ronald W. Thiessen and David S. Jennings, all of whom are insiders of Great Basin, pursuant to the stock option plan of Great Basin. These options expire on January 10, 2006 and were granted at an exercise price of $0.96 per share. On October 2, 2001 the exercise price of these options was reduced to an exercise price of $0.63 per share (market price on that date) in order that the stock options continue to provide an incentive to the optionees. The repricing complies with the existing share option plan (approved by shareholders at the 2001 annual general meeting held on June 21, 2000) and has received regulatory approval. The policies of the TSX Venture Exchange require that the amendment to these options be approved by disinterested shareholders. According, shareholders will be requested to approve the repricing of the following options granted to insiders of Great Basin from an exercise price of $0.96 per share to an exercise price of $0.63 per share and expiring on January 10, 2006 by ordinary resolution:

Name of Insider	Number of Options
David J. Copeland	300,000
Scott D. Cousens	300,000
Robert A. Dickinson	300,000
Robert G. Hunter	300,000
David S. Jennings	300,000
Jeffrey R. Mason	300,000

Name of Insider	Number of Options
Ronald W. Thiessen	300,000

An ordinary resolution is a resolution passed by the shareholders of a corporation at a general meeting by a simple majority of the votes cast in person or by proxy. The board of directors recommends that shareholders approve the resolution authorizing the amendment to the above noted stock options.

OTHER MATTERS

To provide the Company with increased flexibility in completing financing activities, shareholders will be requested to approve, by special resolution, an amendment to the Company's Memorandum to increase the authorized capital of the Company from 100,000,000 Common shares without par value to 200,000,000 Common shares without par value and accordingly to alter the Memorandum of the Company.

The amendment to the Company's Memorandum to increase its authorized capital must be approved by a special resolution of the shareholders. A special resolution means a resolution passed by a majority of not less than 75% of the votes cast on the resolution at the Meeting. shareholders will be asked to pass the following special resolution:

> "Resolved, as a special resolution, that the authorized capital of the Company be increased from 100,000,000 Common shares without par value to 200,000,000 Common shares without par value and that the Memorandum of the Company be altered to be in the form set out on Schedule "A" as attached hereto."

Attached Schedule

Schedule "A"

Company Act

Altered Memorandum

As altered by special resolution dated June 28, 2002

1. The name of the Company is **GREAT BASIN GOLD LTD.**

2. The authorized capital of the Company consists of 200,000,000 Common shares without par value.

DATED at Vancouver, British Columbia, May 16, 2002.

BY ORDER OF THE BOARD

"Ronald W. Thiessen"

Ronald W. Thiessen
President

GREAT BASIN GOLD LTD.
CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(Expressed in Canadian dollars)

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Great Basin Gold Ltd. as at December 31, 2001 and 2000 and the consolidated statements of operations, deficit, cash flows and exploration expenses for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, after giving retroactive effect to the change in the method of accounting for earnings per share and exploration expenses as explained in notes 2(i) and 2(p) to the consolidated financial statements, on a consistent basis.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada
March 22, 2002

GREAT BASIN GOLD LTD.

Consolidated Balance Sheets
(Expressed in Canadian dollars)

	As at December 31 2001	2000 (restated note 2(p))
Assets		
Current assets		
Cash and equivalents	$ 1,434,465	$ 866,879
Short-term investments	5,046,267	9,904,769
Amounts receivable	42,657	94,256
Prepaid expenses (note 6)	995,881	698,899
	7,519,270	11,564,803
Reclamation deposits	7,500	7,500
Equipment (note 3)	3,336	19,171
Mineral property interests (note 4)	5,583,350	11,062,897
	$ 13,113,456	$ 22,654,371
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 25,493	$ 470,257
Shareholders' equity		
Share capital (note 5)	55,953,415	55,984,660
Deficit	(42,865,452)	(33,800,546)
	13,087,963	22,184,114
Continuing operations (note 1)		
Commitments (note 4)		
Contingencies (note 4 (a) and (d))		
Subsequent events (note 4 (d), 5 (b), (c) and (e))		
	$ 13,113,456	$ 22,654,371

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Robert G. Hunter

Robert G. Hunter
Director

/s/ Jeffrey R. Mason

Jeffrey R. Mason
Director

GREAT BASIN GOLD LTD.

Consolidated Statements of Operations

(Expressed in Canadian dollars)

	Years ended December 31 2001	2000 (restated note 2 (p))	1999 (restated note 2 (p))
Expenses			
Conference and travel	$ 109,137	$ 138,976	$ 76,398
Corporate tax	23,969	20,609	697
Depreciation	3,331	3,678	22,542
Exploration (statement)	2,877,074	10,151,779	3,659,552
Interest	(364,125)	(402,654)	(124,266)
Legal, accounting and audit	306,038	155,464	116,147
Office and administration	140,885	531,524	293,573
Salaries and benefits	320,446	477,746	362,179
Shareholder communications	81,192	190,893	416,056
Trust and filing	11,667	37,630	33,890
Loss before other item	(3,509,614)	(11,305,645)	(4,856,768)
Acquisition costs related to properties abandoned during the year	(5,555,292)	-	(71,261)
Loss for the year	$ (9,064,906)	$ (11,305,645)	$ (4,928,029)
Loss per share (note 2(i))	$ (0.24)	$ (0.37)	$ (0.23)
Weighted average number of shares outstanding	38,182,137	30,481,267	20,751,704

Consolidated Statements of Deficit

(Expressed in Canadian dollars)

	Years ended December 31 2001	2000 (restated note 2 (p))	1999 (restated note 2 (p))
Deficit, beginning of year, as previously reported	$ (15,952,452)	$ (14,798,586)	$ (13,513,426)
Change in accounting for exploration costs (note 2(p))	(17,848,094)	(7,696,315)	(4,053,446)
As restated	(33,800,546)	(22,494,901)	(17,566,872)
Loss for the year	(9,064,906)	(11,305,645)	(4,928,029)
Deficit, end of the year	$ (42,865,452)	$ (33,800,546)	$ (22,494,901)

See accompanying notes to consolidated financial statements

GREAT BASIN GOLD LTD.

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Years ended December 31		
	2001	2000 (restated note 2 (p))	1999 (restated note 2 (p))
Cash provided by (used for)			
Operations			
Loss for the year	$ (9,064,906)	$ (11,305,645)	$ (4,928,029)
Items not involving cash			
Depreciation	3,331	3,678	22,542
Depreciation included in exploration expenses	12,504	69,209	59,831
Donation expense paid by issuance of shares	-	-	10,000
Write-down of mineral property interests	5,555,292	-	71,261
Changes in non-cash operating working capital			
Amounts receivable	51,599	(11,984)	(41,906)
Prepaid expenses	(296,982)	(157,082)	(315,615)
Accounts payable and accrued liabilities	(444,764)	362,677	(108,116)
	(4,183,926)	(11,039,147)	(5,230,032)
Investments			
Purchase of short-term investments	(5,046,267)	(9,904,769)	(1,983,020)
Proceeds on disposition of short-term investments	9,904,769	1,983,020	150,000
Purchase of equipment	-	(31,696)	(2,884)
Mineral property acquisition costs	(75,745)	-	(123,925)
	4,782,757	(7,953,445)	(1,959,829)
Financing			
Common shares issued for cash, net of issue costs	(31,245)	16,473,344	9,626,338
Increase (decrease) in cash and equivalents	567,586	(2,519,248)	2,436,477
Cash and equivalents, beginning of year	866,879	3,386,127	949,650
Cash and equivalents, end of year	$ 1,434,465	$ 866,879	$ 3,386,127
Supplementary information			
Taxes paid	$ 23,969	$ 20,609	$ 697
Non-cash financing and investing activities			
Shares issued for mineral properties	$ -	$ -	$ 3,606,250
Shares issued for donation	$ -	$ -	$ 10,000

See accompanying notes to consolidated financial statements

GREAT BASIN GOLD LTD.

Consolidated Statements of Exploration Expenses
(Expressed in Canadian dollars)

	Years ended December 31, 2001	2000	1999
Exploration Expenses			
Assays and analysis	$ 160,189	$ 759,908	$ 185,727
Depreciation	12,504	69,209	59,831
Drilling	1,155,733	6,152,644	1,513,140
Engineering	121,935	201,585	119,013
Environmental, socio-economic and land fees	369,173	375,932	774,651
Equipment rentals and leases	(12,278)	172,804	45,203
Geological	775,396	1,810,934	502,280
Site activities	201,421	329,755	333,051
Transportation	93,001	279,008	126,656
Incurred during the year	2,877,074	10,151,779	3,659,552
Cumulative expenditures, beginning of year	17,848,094	7,696,315	4,053,446
Less expenditures related to properties abandoned during the year	-	-	(16,683)
Cumulative expenses, end of year	$ 20,725,168	$ 17,848,094	$ 7,696,315

See accompanying notes to consolidated financial statements

1. **Continuing operations**

Great Basin Gold Ltd. ("Great Basin" or the "Company") was incorporated under the laws of British Columbia and its principal business activity is the exploration of mineral property interests. At December 31, 2001, the Company's principal mineral property interests are the Ivanhoe property located in Nevada, United States of America, and the Casino property located in Yukon, Canada.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

2. **Significant accounting policies**

(a) Basis of presentation and consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which comply, in all material respects, with the measurement criteria under United States GAAP, except as disclosed in note 8. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

(b) Cash and equivalents

Cash and equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and have maturity dates of three months or less from the date of purchase.

(c) Short-term investments

Short-term investments include highly liquid investments with terms to maturity of greater than three months and less than one year when purchased. Short-term investments are carried at the lower of cost plus accrued interest and quoted fair market value.

(d) Investments and reclamation deposits

Investments capable of reasonably prompt liquidation are carried at the lower of cost and quoted market value. Investments where the Company has the ability to exercise significant influence are accounted for on the equity basis where the investment is initially recorded at cost and subsequently adjusted for the Company's share of the income or loss and capital transactions of the investee, less provision, if any, for permanent impairment in value. Reclamation deposits are recorded at cost.

(e) Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over three to five years, which represents the estimated useful lives of the related equipment. Depreciation on equipment used directly on exploration projects is included in exploration expenses until the related property is in production.

2. Significant accounting policies (continued)

(f) Mineral property interests

Exploration expenses incurred prior to determination of the feasibility of mining operations, periodic option payments and administrative expenditures are expensed as incurred. Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests, pursuant to the terms of the agreement. These costs will be amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment of value has occurred.

(g) Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted price on the stock exchange on the date the agreement to issue the shares was reached.

(h) Translation of foreign currencies

The Company's United States operations are considered to be integrated operations for purposes of foreign currency translation. Amounts stated in United States dollars are translated into Canadian dollars as follows: monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities and revenues and expenses are translated at the rate in effect on the date of the transaction. The net foreign currency gain or loss on translation is included in the statement of operations.

(i) Loss per share

In December 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") revised Section 3500 of the CICA Handbook, Earnings per Share ("Section 3500"). Section 3500 requires a change to the treasury stock method of calculating diluted earnings (loss) per share.

Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings (loss) per share assumes that the proceeds to be received on the exercise of stock options or warrants is applied to repurchase common shares at the average market price for the period.

During the year ended December 31, 2001, the Company adopted the recommendations of Section 3500 with retroactive restatement for all periods presented. However, there was no effect on diluted loss per share for any of the periods presented as the effect of outstanding options and warrants on basic loss per share would be anti-dilutive.

(j) Fair value of financial instruments

The carrying amounts of cash and equivalents, short-term investments, amounts receivable, reclamation deposits, and accounts payable and accrued liabilities approximate fair value due to their short-term nature.

(Expressed in Canadian dollars, unless otherwise stated)

2. Significant accounting policies (continued)

(k) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, determination of reclamation obligations and rates for depreciation. Actual results could differ from these estimates.

(l) Segment disclosures

The Company operates in a single segment, being exploration of mineral properties, within the geographic areas disclosed in note 4. Other than exploration expenses, substantially all of the Company's net expenses are incurred in Canada.

(m) Stock-based compensation plans

The Company has a share option plan, which is described in Note 5(c). No compensation expense is recognized for this plan when share options are granted. Any consideration paid on exercise of share options is credited to share capital.

(n) Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(o) Comparative figures

Certain of the prior years' comparative figures have been restated to conform with the presentation adopted for the current year.

(p) Change in accounting policy

During fiscal 2001, the Company changed its accounting policy with respect to accounting for exploration expenditures. In 2000 and prior periods, acquisition and exploration expenditures were capitalized to mineral property interests. Under the new policy, exploration expenditures are expensed while acquisition expenditures continue to be capitalized. This change has been applied retroactively and has increased the deficit as at January 1, 1999 by $4,053,446 and increased the losses for the years ended December 31, 1999 and 2000 by $3,642,869 and $10,151,779 respectively. This change has also increased loss per share by $0.17 and $0.33 for the years ended December 31, 1999 and 2000 respectively.

(Expressed in Canadian dollars, unless otherwise stated)

3. Equipment

	Cost	Accumulated Depreciation	Net Book Value at December 31, 2001	2000
Computer	$ 127,795	$ 125,495	$ 2,300	$ 5,754
Field	349,631	349,631	-	10,705
Office	300,678	299,642	1,036	2,712
	$ 778,104	$ 774,768	$ 3,336	$ 19,171

The total original cost of equipment at December 31, 2000 was $778,104.

4. Mineral property interests

Mineral Property Acquisition Costs, net	December 31, 2001	2000
Ivanhoe (note 4 (a))		
Balance, beginning of the year	$ 5,507,603	$ 5,507,603
Incurred during the year	75,745	-
Balance, end of the year	5,583,348	5,507,603
Casino (note 4 (b))	1	5,555,292
Kirkland Lake (note 4 (c))	1	1
Bissett Creek (note 4 (d))	-	1
	$ 5,583,350	$ 11,062,897

Schedule of Mineral Property Exploration Expenses

The details of exploration expenditures incurred on mineral properties that the Company had an interest in during the years ended December 31, 1999, 2000 and 2001 are as follows:

	Ivanhoe	Casino	Other	Total
Cumulative expenditure, December 31, 1998	$ 4,050,301	$ 3,145	$ --	$ 4,053,446
Exploration costs				
Assays and analysis	185,680	--	47	185,727
Depreciation	59,831	--	--	59,831
Drilling	1,513,140	--	--	1,513,140
Engineering	117,463	--	1,550	119,013
Environmental, socio-economic and land fees	774,177	--	474	774,651
Equipment rentals and leases	45,203	--	--	45,203
Geological	489,715	--	12,565	502,280
Site activities	331,347	--	1,704	333,051
Transportation	126,313	--	343	126,656
Incurred during the year	3,642,869	--	16,683	3,659,552
Less expenditure related to properties abandoned during the year	---	--	(16,683)	(16,683)

(Expressed in Canadian dollars, unless otherwise stated)

4. Mineral property interests (continued)

	Ivanhoe	Casino	Other	Total
Cumulative expenditure, December 31, 1999	7,693,170	3,145	--	7,696,315
Exploration costs				
Assay and analysis	759,908	--	--	759,908
Depreciation	69,209	--	--	69,209
Drilling	6,152,644	--	--	6,152,644
Engineering	201,585	--	--	201,585
Environmental, socio-economic and land fees	371,982	3,950	--	375,932
Equipment rentals and leases	172,804	--	--	172,804
Geological	1,810,934	--	--	1,810,934
Site activities	329,335	420	--	329,755
Transportation	279,008	--	--	279,008
Incurred during the year	10,147,409	4,370	--	10,151,779
Cumulative expenditure, December 31, 2000	17,840,579	7,515	--	17,848,094
Exploration costs				
Assays and analysis	159,672	--	517	160,189
Depreciation	12,504	--	--	12,504
Drilling	1,155,733	--	--	1,155,733
Engineering	121,935	--	--	121,935
Environmental, socio-economic and land fees	357,784	11,389	--	369,173
Equipment rentals and leases	(12,278)	--	--	(12,278)
Geological	775,396	--	--	775,396
Site activities	201,421	--	--	201,421
Transportation	93,001	--	--	93,001
Incurred during the year	2,865,168	11,389	517	2,877,074
Cumulative expenditure, December 31, 2001	$ 20,705,747	$ 18,904	$ 517	$ 20,725,168

(a) Ivanhoe
Elko County, Nevada, United States of America

On August 13, 1997, the Company and Cornucopia Resources Ltd. (now Stockscape.com Technologies Inc.) ("Cornucopia") entered into an agreement to acquire a 100% working interest in the Ivanhoe Property on the Carlin Trend in Nevada from Newmont Exploration Limited ("Newmont").

Pursuant to the terms of the agreement, the Company earned a 75% interest in the Ivanhoe Property in consideration for payments totalling US$5.0 million as follows:

- US$1 million to Newmont;
- 150% of the amount invested in shares of Cornucopia (being US$1.2 million); and
- US$2.8 million on exploration and related costs.

The Company also issued aggregate finders' fees of 125,000 shares, based on expenditures on the project, and interim financing guarantees of 98,125 shares. The financing guarantee shares were issued to certain principals of Hunter Dickinson Inc. (note 6(a)), which acted as an agent of the Company in negotiating and guaranteeing aspects of the transaction.

(Expressed in Canadian dollars, unless otherwise stated)

4. Mineral property interests (continued)

The agreement provided that exploration and related costs include 150% of any amounts paid by the Company on behalf of Cornucopia pursuant to Cornucopia's reclamation obligations under the agreement. Newmont has and will continue to manage and complete an approved mine closure plan of the 1.1 square mile area of former mining operations already funded by US$4.5 million. The agreement also provided that overruns will be funded 33% each by Newmont, the Company and Cornucopia up to a total overrun of US$1.5 million, and thereafter 75% by Newmont, with the balance payable pro rata by the Company and Cornucopia. Ownership of and further expenditures on the Ivanhoe Property were to be on a 75% Company and 25% Cornucopia basis (see below).

On March 2, 1999, the Company entered into an agreement to acquire the 25% interest in the Ivanhoe Property owned by Touchstone Resources Ltd. ("Touchstone"), a wholly owned subsidiary of Cornucopia, for consideration of 2,750,000 common shares of the Company and 250,000 warrants exercisable to purchase additional shares of the Company at $2.00 per share to June 30, 2000. These warrants were exercised during 2000. In addition, the Company assumed Cornucopia's reclamation obligations with respect to the Ivanhoe Property.

During 1998, the Company entered into an agreement for a group of claims that form part of the Ivanhoe Property. This agreement requires annual option payments of US$50,000 per year and the claims are subject to net smelter return ("NSR") royalties of 2% to 5%.

In November 1999, the Company entered into an agreement to acquire 109 claims adjoining the Ivanhoe Property for US$50,000 and 75,000 common shares of the Company.

During 1999, cumulative reclamation expenditures exceeded US$6,000,000 and as required by the agreement, the Company contributed 25% of the excess from 1999 to 2001. Newmont has advised that the following property reclamation costs are budgeted to complete the reclamation over the next four years:

Year	Total Reclamation Costs	The Company's 25% Share
2002	US$ 52,305	US$ 13,076
2003	44,305	11,076
2004	44,305	11,076
2005	190,305	47,577
	US$ 331,220	US $82,805

During 2001, the Company paid or accrued US$19,828 to Newmont for the Company's 25% share of actual reclamation costs incurred.

On August 28, 2000, Touchstone was served with a civil summons filed in the United States District Court of Northern Nevada by United States Fidelity and Guaranty Company ("US Fidelity") as plaintiff, naming Touchstone, Cornucopia and Vista Gold Holdings, Inc. and certain of their affiliates as defendants, claiming US$793,583. The civil action results from the reclamation obligations concerning the Mineral Ridge Mine in Nevada pursuant to which US Fidelity issued a reclamation bond in the amount of US$1,600,000 to the Bureau of Land Management (the "BLM") in 1996. Mineral Ridge Resources, Inc., the operator of the mine, was a subsidiary of Cornucopia until Cornucopia sold its holdings to Vista Gold Holdings, Inc. As a consequence of Mineral Ridge Resources, Inc. having filed for bankruptcy protection and having abandoned the project, the BLM has taken over the project and has demanded release of the bond. US Fidelity holds approximately US$950,000 in collateral securing the bond and has brought action to recover the unsecured balance of US$793,583. Touchstone is named as a defendant because it is one of

(Expressed in Canadian dollars, unless otherwise stated)

4. **Mineral property interests (continued)**

the parties to the contract of indemnity. Under the terms of the March 2, 1999 agreement pursuant to which the Company acquired Touchstone from Cornucopia, Cornucopia has acknowledged its obligation to indemnify and save harmless the Company from any such claims. The Company is of the view that no material cost or loss will be incurred by Touchstone or the Company as a consequence of this action.

In July 2001, the Company entered into an agreement to acquire sixty-five unpatented lode mining claims for US$50,000 (C$75,745) and paid the full amount. The claims adjoin the northwest corner of the Ivanhoe Property.

(b) Casino
Whitehorse Mining District, Yukon, Canada

The Company owns a group of 735 mineral claims, some of which are subject to a 5% net profits from production royalty. During May 2000, the Company granted an option whereby the optionee can earn the right to purchase 55 claims for $1 on the 20th anniversary of the option agreement. As consideration, the optionee has agreed to incur all annual filing fees and assessment work on the 55 claims under option and 83 other claims. Alternatively, the optionee may purchase the 55 claims for a one time payment of $200,000 without further obligation in respect of the Company's 83 claims. Should the optionee acquire the 55 claims, they would be subject to a further 5% net profits interest, payable to the Company.

During fiscal 2001, consistent with the Company's accounting policy, costs associated with the Casino project were written down to a nominal amount to reflect the extended depressed conditions in the metal markets, and the Company's intention to defer work on the project pending a sustained recovery of metal prices and the economy.

(c) Kirkland Lake
Ontario, Canada

In 1992, the future economic benefit of the Kirkland Lake property became uncertain, and while the property was not abandoned, there were no plans or financial resources to make further significant expenditures on the property. Accordingly, the property was written down to $1. The Company continues to maintain the Kirkland Lake property in good standing.

(d) Bissett Creek
Ontario, Canada

In 1992, the future economic benefit of the Bissett Creek graphite property became uncertain. While not abandoned, there were no plans or financial resources to make further significant expenditures on the property. Accordingly, the property was written down to $1.

In January 1997, the Company reached an agreement to sell its interest in the Bissett Creek graphite property to an arm's length private company (the "Purchaser") for a production royalty equal to $32 per tonne of graphite concentrate produced, net of existing royalties, and subject to an annual minimum preproduction royalty of $30,000 per year. As required by the agreement, the Purchaser assumed all existing property royalties and mineral property maintenance requirements. Subsequent to December 31, 1997, the royalty payments were never made to the Company. Accordingly, the Company believes the Purchaser is in default with the agreement and in 1999, the Company commenced an action to cure the default or re-obtain ownership.

In February 2001, the Company was served with a statement of claim by the Purchaser, alleging that the Purchaser suffered damages of $3,037,000 as compensation for the loss of an alleged agreement to sell the Bissett Creek property that it had negotiated with an arm's length purchaser. While the Company believes the claim is without merit, the outcome of this claim is not determinable. In December 2001, the property was returned to the original owner and the property was written off.

(Expressed in Canadian dollars, unless otherwise stated)

5. Share capital

(a) Authorized

The Company's authorized share capital consists of 100,000,000 common shares without par value.

(b) Issued and outstanding common shares are as follows:

	Number of Shares	Amount
Balance, December 31, 1998	16,918,275	$ 26,268,728
Issued during 1999:		
For mineral property interests:		
at $1.25	2,750,000	3,437,500
at $2.25	75,000	168,750
Private placement at $1.30, net of issue costs	4,864,331	6,011,841
Share purchase warrants exercised:		
at $1.18	1,704,600	2,011,428
at $0.76	100,000	76,000
at $1.30	30,000	39,000
Share purchase options exercised:		
at $1.28	874,800	1,119,744
at $0.91	361,500	328,965
at $0.63	24,500	15,435
at $1.48	12,500	18,500
at $1.55	3,500	5,425
Share donation at $2.50	4,000	10,000
Balance, December 31, 1999	27,723,006	39,511,316
Issued during 2000:		
Share purchase options exercised at		
$1.28	65,000	83,200
$1.48	28,000	41,440
$0.78	24,500	19,110
$1.55	18,000	27,900
$2.14	6,800	14,552
$0.91	4,500	4,095
Share purchase warrants exercised at		
$1.30	4,834,331	6,284,630
$2.00	250,000	500,000
$0.874	228,000	199,272
Special warrant private placement at $2.00, net of issue costs (note 5(e))	5,000,000	9,299,145
Balance, December 31, 2000	38,182,137	55,984,660
Additional share issue costs		(31,245)
Balance, December 31, 2001	38,182,137	$ 55,953,415

(Expressed in Canadian dollars, unless otherwise stated)

5. Share capital (continued)

As at December 31, 2001, there were nil (2000 - nil, 1999 - 375,000) common shares in escrow subject to the direction or determination of certain regulatory authorities.

Subsequent to December 31, 2001, 19,000 share purchase options, 2,007,000 share purchase warrants, 250,000 Agent's share purchase warrants, and 500,000 Agent's share purchase options were exercised for a like number of common shares for total proceeds of $2,765,251.

(c) Share option plan

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its employees, officers, directors and consultants to acquire up to 5,585,000 common shares, of which 2,711,900 are outstanding at December 31, 2001. The exercise price of each option is set by the Board of Directors at the time of granting but cannot be less than market price, less permitable discounts on the TSX Venture Exchange. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment or term of engagement, except in the case of death, in which case they terminate the earlier of the option expiration date and one year from death. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted.

The continuity of share purchase options is as follows:

	Years ended December 31, 2001		2000		1999	
	Number of options	Weighted average price	Number of options	Weighted average price	Number of options	Weighted average price
Opening balance	1,993,100	$ 1.16	2,147,700	$ 1.18	1,011,800	$ 1.25
Changes during the year						
Granted *	2,720,000	0.65	31,800	1.75	2,435,700	1.14
Exercised	-	-	(146,800)	1.30	(1,276,800)	1.17
Expired/cancelled	(2,001,200)	1.15	(39,600)	2.06	(23,000)	1.28
Closing balance	2,711,900	$ 0.66	1,993,100	$ 1.16	2,147,700	$ 1.18
Contractual weighted average remaining life (years)		3.74		0.29		1.58
Range of exercise prices		$0.55 to $2.17		$0.91 to $2.17		$0.78 to $2.14

All options outstanding at December 31, 2001 have vested with optionees.

* 2,100,000 of director stock options which were granted on January 10, 2001, exercisable at $0.96 per share were repriced to $0.63 per share on October 4, 2001.

(Expressed in Canadian dollars, unless otherwise stated)

5. **Share capital (continued)**

Summary of the options outstanding at December 31, 2001 is as follows:

Type	Number of Shares	Exercise Price ($)	Expiry Date
Options	6,700	2.17	February 17, 2002
Options	17,700	1.64	July 5, 2002
Options	24,500	0.96	January 31, 2003
Options	10,000	0.96	February 12, 2003
Options	63,000	0.90	June 11, 2003
Options	30,000	0.97	June 26, 2003
Options	30,000	0.55	September 11, 2003
Options	100,000	0.63	November 21, 2003
Options	30,000	0.75	December 27, 2003
Options	2,400,000	0.63	January 10, 2006

In addition to the options exercised subsequent to December 31, 2001, as disclosed in note 5(b), 4,000 share purchase options exercisable at $0.90 were cancelled and 6,700 shares purchase option exercisable at $2.17 expired subsequent to December 31, 2001.

(d) Share purchase warrants

The continuity of share purchase warrants is as follows:

2001		Outstanding	During the year			Outstanding
Expiry date	Exercise price	December 31, 2000	Issued	Exercised	Expired	December 31, 2001
August 16, 2002 (note 5(e))	$ 1.00	2,500,000	-	-	-	2,500,000

2000		Outstanding	During the year			Outstanding
Expiry date	Exercise price	December 31, 1999	Issued	Exercised	Expired	December 31, 2000
August 18, 2000	$ 0.87	228,000	-	(228,000)	-	-
June 30, 2000	$ 2.00	250,000	-	(250,000)	-	-
July 28, 2000	$ 1.30	4,834,331	-	(4,834,331)	-	-
August 16, 2001	$ 2.50	-	2,500,000	-	-	2,500,000
		5,312,331	2,500,000	(5,312,331)	-	2,500,000

1999		Outstanding	During the year			Outstanding
Expiry date	Exercise price	December 31, 1998	Issued	Exercised	Expired	December 31, 1999
October 22, 1999	$ 1.18	1,704,600	-	(1,704,600)	-	-
August 18, 1999/ 2000	$0.76/0.87	328,000	-	(100,000)	-	228,000
June 30, 2000	$ 2.00	-	250,000	-	-	250,000
July 28, 2000	$ 1.30	-	4,864,331	(30,000)	-	4,834,331
		2,032,600	5,114,331	(1,834,600)	-	5,312,331

(Expressed in Canadian dollars, unless otherwise stated)

5. Share capital (continued)

(e) Special warrant private placement

On August 9, 2000, the Company entered into a financing agreement with Loewen, Ondaatje, McCutcheon Limited ("LOM") to raise up to $10 million by way of a private placement of Special Warrants. The placement, which closed on August 16, 2000, consisted of 5,000,000 Special Warrants at $2.00. Each Special Warrant was exchanged upon prospectus clearance, which occurred on December 19, 2000, for one unit consisting of one common share and one half of a common share purchase warrant for no further consideration. One full warrant was exercisable at $2.50 into a common share for one year (see below). LOM received a fee of $600,000 and a compensation option to purchase 500,000 units at $2.00 per unit for a twelve month period from closing.

On February 23, 2001, the Company amended the terms of the 2,500,000 outstanding share purchase warrants, 500,000 Agent's share purchase options and 250,000 Agent's share purchase warrants. The exercise price of the options and warrants was reduced to $1.00 from $2.50, but was subject to an accelerated expiry of 30 days if the Company's shares trade on the TSX Venture Exchange (formerly the Canadian Venture Exchange) for ten consecutive days at a price of $1.20 per share or higher. The term of the options and warrants was extended for one year until August 16, 2002. As disclosed in note 5(b), subsequent to December 31, 2001, the Agents options and warrants and 2,007,000 of the share purchase warrants were exercised. The remaining 493,000 warrants expired unexercised. Subsequent to December 31, 2001, a broker fee of $110,280 was paid to LOM pursuant to the exercise of warrants and options.

6. Related party transactions and balances

	Years ended December 31, 2001	2000	1999
Reimbursement for third party expenses and services rendered			
Hunter Dickinson Inc. (a)	$ 1,173,389	$ 1,866,656	$ 876,170
Mainland Exploration Limited Partnership (b)	$ -	$ 350,000	$ 210,000

	December 31, 2001	December 31, 2000
Prepaid expenses		
Hunter Dickinson Inc.	$ 991,301	$ 664,496

(a) Hunter Dickinson Inc. is a private company with certain common directors that provide geological, corporate development, administrative and management services to the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b) Mainland Exploration Limited Partnership ("Mainland") is a limited partnership that provides merger, acquisition, financing and other corporate services. Certain directors of the Company are also directors of Mainland's general partner.

(c) Related party balances receivable, which are non-interest bearing and are payable on demand, are included in prepaid expenses on the consolidated balance sheets.

(Expressed in Canadian dollars, unless otherwise stated)

7. Income taxes

Substantially all of the difference between the actual income tax expense (recovery) of nil and the expected income tax recovery based on British Columbia statutory tax rates relates to the benefit of losses not recognized.

As at December 31, 2001 the tax effect of the significant components within the Company's future tax asset (liability) are as follows:

	December 31, 2001	2002
Future income tax assets		
Resource pools	$ 4,878,074	$ 8,711,499
Loss carry forwards	9,639,671	5,248,955
Other tax pools	350,720	107,046
Subtotal	14,868,465	14,067,500
Valuation allowance	(12,970,127)	(9,661,702)
Net future income tax asset	1,898,338	4,405,798
Future income tax liability		
Mineral properties	(1,898,338)	(4,405,798)
Net future income tax asset (liability)	$ --	$ --

At December 31, 2001, the Company has available losses for income tax purposes in Canada totaling approximately $5.4 million, expiring at various times from 2002 to 2008. The Company also has capital losses available of $1 million, which can be used to offset future capital gains. The Company also has available tax pools in Canada of approximately $7.4 million, which may be carried forward and utilized to reduce future taxes and income. Included in the $7.4 million of tax pools is $2.9 million that is successored, which can only be utilized from taxable income from specific mineral properties.

At December 31, 2001, the Company also has net operating loss carry forwards for United States income tax purposes of approximately US$13.7 million which, if not utilized to reduce United States taxable income in future periods, expires through the year 2020. These available tax losses may only be applied to offset future taxable income from the Company's current United States subsidiaries and a portion are limited to approximately 6% per year. In addition, the Company has available tax pools in the United States of approximately US$4.1 million, which are being deducted over a 10 year period starting with the year they were incurred.

8. Differences between Canadian and United States generally accepted accounting principles

As disclosed in note 2(a), these financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which, for purposes of the Company conform, in all material respects, with the measurement criteria of GAAP in the United States, except as described below.

- Under the asset and liability method of United States Statement of Financial Accounting Standards No. 109 ("SFAS 109"), future income tax assets and liabilities are measured using enacted tax rates for the future income tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, which is comparable to the Canadian standard adopted for the year ended December 31, 2000 (note 2(n)). For the year ended December 31, 1999, there is no effect of adopting the provisions of SFAS 109 on the Company's financial statements as the recognition criteria for future tax assets has not been met.

(Expressed in Canadian dollars, unless otherwise stated)

8. Differences between Canadian and United States generally accepted accounting principles (continued)

- Statement of Financial Accounting Standards 123 ("SFAS 123") requires that share-based compensation be accounted for based on a fair value methodology, although it allows the effects of share-based compensation to employees to be disclosed in the notes to the financial statements rather than in the statement of operations. SFAS 123 also allows an entity to continue to measure compensation costs for share-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25 ("APB 25"). The Company has elected to measure compensation cost for those plans using APB 25. The share-based compensation expense in respect of the repricing of share options granted to employees, under US GAAP, would be $630,000 for the year ended December 31, 2001 (2000 - $nil and 1999 - $nil).

  Under US GAAP, share options granted to non-employees for services rendered to the Company are required to be accounted for based on the fair value of the services provided or the consideration issued. The compensation cost is to be measured based on the fair value of share options granted, with the compensation cost being charged to operations. The share-based compensation expense in respect of non-employee share options, under US GAAP, based upon the fair value of the options using an option pricing model, would be $230,000 for the year ended December 31, 2001 (2000 - $41,000 and 1999 - $282,000).

- Until January 1, 2001 for US GAAP purposes, escrowed shares would not be considered issued in the calculation of weighted average shares outstanding until they are eligible for release and would be considered to be a compensatory arrangement between the Company and the holder of the shares. Accordingly, the difference between the fair value of shares at the time the shares are eligible for release from escrow and the issue price of the shares is recognized as a charge to operations as a compensation expense in the period they are eligible for release from escrow. The stock-based compensation expense in respect of the escrow shares, under US GAAP, would be $nil for the year ended December 31, 2001 (2000 - $nil and 1999 - $1,103,000).

The effect of the differences between Canadian GAAP and US GAAP on the balance sheet and statement of operations and deficit is summarized as follows:

	2001	2000
Share capital under Canadian GAAP	$ 55,953,415	$ 55,984,660
Adjustment for share-based compensation	2,658,000	1,798,000
Share capital under US GAAP	$ 58,611,415	$ 57,782,660

	2001	2000
Deficit under Canadian GAAP	$ 42,865,451	$ 33,800,546
Adjustment for share-based compensation	2,658,000	1,798,000
Deficit under US GAAP	$ 45,523,451	$ 35,598,546

(Expressed in Canadian dollars, unless otherwise stated)

8. Differences between Canadian and United States generally accepted accounting principles (continued)

	2001	2000	1999
Loss for the year under Canadian GAAP	$ 9,064,905	$ 11,305,645	$ 4,928,029
Adjustment for share-based compensation	860,000	41,000	1,385,000
Loss for the year under US GAAP	$ 9,924,905	$ 11,346,645	$ 6,313,029
Loss per share under US GAAP	$ (0.26)	$ (0.37)	$ (0.30)

GREAT BASIN GOLD LTD.

Corporate Information

Officers

Robert G. Hunter
Co-Chairman

Robert A. Dickinson
Co-Chairman

Ronald W. Thiessen
President and Chief Executive Officer

Jeffrey R. Mason
Secretary and Chief Financial Officer

Directors

David J. Copeland
T. Barry Coughlan
Scott D. Cousens
Robert A. Dickinson
Robert G. Hunter
David S. Jennings
Jeffrey R. Mason
Andrew F.B. Milligan
Ronald W. Thiessen

Corporate Address and Investor Services

Great Basin Gold Ltd.
1020 – 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
Telephone: (604) 684-6365
Facsimile: (604) 684-8092
Toll-free: 1-800-667-2114
E-mail: info@hdgold.com
Web site: www.hdgold.com

Field Office

Unit 5, 101 Carson Rd.
Battle Mountain, Nevada
USA 89502
Telephone: (775) 635-3323
Facsimile: (775) 635-3399

Attorneys

Lang Michener
Barristers and Solicitors
1500 – 1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 4N7

Richard W. Harris
Attorney and Counsellor at Law
6121 Lakeside Drive, Suite 260
Reno, Nevada
USA 89570-0250

Auditors

KPMG LLP
Chartered Accountants
777 Dunsmuir Street
Vancouver, British Columbia
Canada V7Y 1K3

Transfer Agent

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Bank

Canadian Imperial Bank of Commerce
400 Burrard Street
Vancouver, British Columbia
Canada V6C 3A6

Listing

TSX Venture Exchange:	GBG
OTC Bulletin Board:	GBGLF

Share Capitalization
(as at May 1, 2002)

Common Authorized:	100,000,000
Issued and Outstanding:	40,978,137

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange Issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an

issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
   i. the name of the person;
   ii. the amount paid during the reporting period; and
   iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT YY	MM	DD
GREAT BASIN GOLD LIMITED		DECEMBER 31, 2001	2002	MAY	17

ISSUER ADDRESS				
1020 – 800 WEST PENDER STREET				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 2V6	604-684-8092	604-684-6365
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
BILL CAUGHILL		CONTROLLER		604-684-6365
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
billc@hdgold.com		www.hdgold.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
/S/ ROBERT G. HUNTER	ROBERT G. HUNTER	2002	MAY	17
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
/S/ JEFFREY R. MASON	JEFFREY R. MASON	2002	MAY	17

GREAT BASIN GOLD LIMITED
QUARTERLY REPORT
DECEMBER 31, 2001

SCHEDULE A: FINANCIAL STATEMENTS

See Consolidated Financial Statements

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs: See Consolidated Statements of Mineral Property Interests.

2. Related party transactions: See Schedule A, note 6.

3. Summary of securities issued and options granted during the period:

   (a) Summary of securities (common shares) issued during the period: Nil

   (b) Summary of stock options granted during the period:

Name of Optionee/ Type	Date of Grant	Number of Shares	Exercise Price ($)	Expiry Date
David J. Copeland	January 9, 2001	300,000	0.63 *	January 10, 2006
Scott D. Cousens	January 9, 2001	300,000	0.63 *	January 10, 2006
Robert A. Dickinson	January 9, 2001	300,000	0.63 *	January 10, 2006
Robert G. Hunter	January 9, 2001	300,000	0.63 *	January 10, 2006
Jeffrey R. Mason	January 9, 2001	300,000	0.63 *	January 10, 2006
Ronald W. Thiessen	January 9, 2001	300,000	0.63 *	January 10, 2006
David Jenning	January 9, 2001	300,000	0.63 *	January 10, 2006
Employee	January 9, 2001	24,500	0.96	January 31, 2003
Employee	February 12, 2001	10,000	0.96	January 31, 2003
Consultant	January 9, 2001	24,500	0.96	January 31, 2003
Employee	June 11, 2001	52,000	0.90	June 11, 2003
Consultant	June 11, 2001	19,000	0.90	June 11, 2003
T.Barry Coughlan	June 26, 2001	30,000	0.97	June 26, 2003
Andrew Milligan	September 11, 2001	30,000	0.55	September 11, 2003
Consultant	November 20, 2001	300,000	0.63	January 10, 2006
Consultant	December 18, 2001	100,000	0.63	November 21, 2003
Consultant	December 18, 2001	30,000	0.75	December 27, 2003

* On October 4, 2001 these Director options were repriced from $0.96 per share.

4. Summary of securities as at the end of the period:

   (a) Authorized capital: 100,000,000 common shares without par value

   (b) Shares issued: 38,182,137 common shares without par value

   (c) Summary of options, warrants and convertible securities outstanding:

Type	Number of Shares	Exercise Price ($)	Expiry Date
Options	6,700	2.17	February 17, 2002
Options	17,700	1.64	July 5, 2002
Options	24,500	0.96	January 31, 2003
Options	10,000	0.96	February 12. 2003
Options	63,000	0.90	June 11, 2003
Options	30,000	0.97	June 26, 2003

Type	Number of Shares	Exercise Price ($)	Expiry Date
Options	30,000	0.55	September 11, 2003
Options	100,000	0.63	November 21, 2003
Options	30,000	0.75	December 27, 2003
Options	2,400,000	0.63	January 10, 2006
Warrants	2,500,000	1.00	August 16, 2002
Broker Compensation Options*	500,000	1.00	August 16, 2002

* Each broker compensation option allows the holder to acquire one unit for $1.00, each unit consists of one common share and one half of a common share purchase warrant. Each full share purchase warrant entitles the holder to acquire one additional common share for $1.00 and it expires on August 16, 2002. Should the closing price of the shares be $1.20 or greater for a period of 10 consecutive trading days then the warrant holders will have 30 days to exercise otherwise the warrants will expire in the 31st day. As at February 14, 2002, this condition was met and the warrants will be expired on March 15, 2002. The Agents options and warrants and 2,007,000 of the share purchase warrants were exercised under this condition.

(d) Number of common shares held in escrow: Nil

Number of common shares subject to pooling: Nil

5. List of directors:

David J. Copeland	Robert G. Hunter
Scott D. Cousens	Jeffrey R. Mason
T. Barry Coughlan	Ronald W. Thiessen
Robert A. Dickinson	Andrew Milligan
David Jennings	

SCHEDULE C: MANAGEMENT DISCUSSION & ANALYSIS

Great Basin Gold Ltd. is a mineral exploration company. It has two principle properties, the Ivanhoe gold-silver project in Nevada, USA and the Casino copper-gold project in Yukon, Canada. In 2001, the Company continued to focus its resources on the Ivanhoe project.

Drilling at Ivanhoe in 2001 began in February and continued to the end of July. Eleven holes, totalling 4,811 metres (15,784 ft), were drilled. A mineral resource estimate and preliminary economic assessment for three of the high-grade gold-silver vein systems - Clementine, Gwenivere and South Gwenivere - was completed during the year, indicating that the project is sufficiently robust to warrant a comprehensive underground exploration and pre-development program. In addition, compilation and re-interpretation of geological, geochemical and geophysical information was undertaken to assess the regional setting and overall exploration potential for the property with excellent results.

On July 13, 2001, the Company acquired the Sheep Corral property, comprised of sixty-five unpatented lode mining claims, under a Purchase Agreement between Pacific Spar Corp., Great Basin Gold Inc. and Rodeo Creek Gold Inc. ("Rodeo Creek"), a wholly owned subsidiary of Great Basin Gold Inc. Rodeo Creek made a payment of US$50,000 for assignment of the Property. The claims adjoin the northwest corner of the Ivanhoe Property. All claims are subject to annual maintenance payments to the Bureau of Land Management and Elko County. The Ivanhoe property now comprises 924 claims, covering over 69 square kilometres.

High-grade Vein Systems

Detailed interpretative work of the high-grade veins systems was carried out in 2000 and 2001 in preparation for a resource estimate. The high-grade mineralization or "shoots" within the Clementine, Gwenivere and South Gwenivere vein systems were identified and modelled. In October 2001, the independent consulting firm Behre Dolbear & Company Ltd. conducted a complete audit of Great Basin's industry standard modeling of the high-grade mineralization delineated by core drilling from surface in more than 105 holes. The estimated inferred mineral resource at a cut-off grade of 0.25 oz Au/ton is tabulated below:

Ivanhoe High-Grade Gold-Silver Veins Inferred Mineral Resource						
Vein	**Tons (000's)**	**Grade Gold oz/ton**	**Grade Silver oz/ton**	**Contained Gold (000's) oz**	**Contained Silver (000's) oz**	**Contained Gold Equiv* (000's) oz**
Central Clementine	181	1.45	8.32	262	1,508	285
South Clementine	221	1.55	6.12	342	1,352	363
Gwenivere	132	1.22	12.27	161	1,617	186
Gwenivere South 1	44	0.63	2.43	28	108	30
Gwenivere South 2	34	1.95	11.14	67	382	73
South Gwenivere 1	22	0.74	1.31	16	29	17
South Gwenivere 2	84	0.59	0.45	50	38	51
Total	**719**	**1.29**	**7.00**	**926**	**5,033**	**1,004**

*** Gold equivalent ounces were calculated by Great Basin Gold Ltd. using US$290 gold price and a US$4.50 silver price.**

There is excellent potential to expand the mineral resources. Within the Clementine vein system, the shoots appear to plunge steeply to the east, and good gold grades occur near the perimeter of where the shoots have been tested to date. Further drilling is necessary both along strike and down plunge. Analysis of the Gwenivere system demonstrates that the veins "roll", or change dip direction from south to north along the vein trend from the east to west. This is an important discovery, as it indicates that some holes that have been drilled would not have intersected the veins at depth, and as such, the veins have not been fully delineated both up and down plunge.

Clementine, Gwenivere and South Gwenivere are typical epithermal vein systems. They are comprised of multiple parallel and subparallel veins and splays that can "roll" or change direction down-dip. The grade of the mineralization and the relative proportions of gold and silver can also vary within each vein system. Surface drilling has been a very successful tool for generally outlining these mineralized systems at Ivanhoe, but at some point, it is essential and more cost-effective to drill from underground to more fully delineate the high-grade mineralization within the veins. A conceptual plan for underground access to the Clementine, Gwenivere and South Gwenivere vein systems had been developed in 2000. The study indicated that a two-stage development program at the Ivanhoe would allow for efficient and timely advancement toward production.

In November 2001, a preliminary economic assessment of the capital and operating costs of development of the high-grade vein systems at Ivanhoe was completed by independent qualified person Ross Glanville, P.Eng., MBA, and in-house qualified person Ross Banner, P.Eng., based on the 719,000 ton inferred resource reported by Behre Dolbear, Ivanhoe Project Report of Milling Studies completed by Kappes Cassiday and Associates in 2000, industry standard vein mining methods and conceptual plans, and costs for similar and local operations. The preliminary economic assessment was updated subsequent to year-end to reflect metal prices in early 2002.

Robust rates of return are indicated for the envisaged operation, comprising a 600 tons per day underground mine and trucking ore to a local toll mill for treatment. Based on a gold price of US$300 per ounce and silver price of US$4.40 per ounce, and using a mid year calculation, the economic model forecasts the net present value of CDN$203 million (US$127) million at a discount rate of 0% and CDN$161 million (US$101 million) at a discount rate of 6%. The undiscounted stream of annual operating profits before interest, taxes and depreciation yields a project internal rate of return of 136%. The annual operating profits before interest, taxes and depreciation are estimated to be US$32 million each year with a payback of the US$22 million in capital costs in nine months. The operating model predicts steady state production of 172,000 ounces of gold and 920,000 ounces of silver per year for five years, at a cash cost of US$114 per ounce equivalent and total cost of US$134 per ounce equivalent.

Exploration Potential

In April 2001, the Company commenced a deep drill hole to test for the presence of lower plate carbonate units (Devonian Popovich and Upper Silurian Roberts Mountain Formations) that host large-scale Carlin-type gold deposits to the southeast along the Carlin Trend. The hole reached its target in late July, intersecting 22.5 metres (74 ft) from 1,934 m to 1,956.5 m (6,345-6,419 ft) of strongly anomalous gold, silver and pathfinder metals in Rodeo Creek sequence rocks lying immediately above the lower plate carbonates (Robert's Mountain Formation) that occur at a depth of 1,973 to 2,024 metres (6,473-6,641 feet). The intercept strongly suggests the presence of a Carlin-style mineralizing system at Ivanhoe, perhaps associated with the nearby Hatter Stock.

In July and August, Great Basin geologists embarked on a program of re-logging historic drill holes to fully assess the regional structural setting of the Ivanhoe property and put both the high-grade epithermal-style and the Carlin-style targets into context. North-northwesterly trending faults were found to be present immediately east and west of the Hollister vein area. The presence of these structures is reflected in historic drill holes, structural contour maps, and trends exhibited by geophysical and geochemical anomalies. Recognition of these unexposed fault structures, which are covered by younger volcanic rocks, is important for several reasons. First of all, dilational zones along the faults offer outstanding untested potential for the discovery of major, high-grade gold-silver veins. Secondly, these faults appear to be master shears that controlled the development of the east-west trending Clementine, Gweniever and South Gwenivere vein systems. Under this new interpretation, the Clementine, Gwenivere and South Gwenivere are only secondary structures within a considerably larger structural regime. Thirdly, the north-northwest trend of the newly identified fault structures is the same as the principal ore structures in all other known mid-Miocene (15 million year old) gold deposits in northeastern Nevada that are related to the Northern Nevada Rift and Carlin Trend. For example, the north-northwest faults have an orientation and sense of movement similar to the Colorado Grande Fault, a structure that hosts the bulk of the gold mineral resources at the Ken Snyder mine, and the known Clementine-Gwenivere vein systems have the same east-west orientation as the less important Golden Crown vein at Ken Snyder. Therefore, these north-northwesterly structures are high priority exploration targets. In combination with the evidence of a Carlin-style system, two large-scale mineralizing events are indicated at Ivanhoe with excellent additional exploration potential.

Market Trends

Gold prices in 2001 averaged US$270 per ounce, down from an average price of US$275 per ounce in the prior year. By year-end, analysts were forecasting improving gold prices in 2002; some suggested that gold could trade as high as US$335 per ounce in the ensuing months. By early May, gold had been trading at more than US$300 per ounce for several weeks, and support was developing for prices around US$310 per ounce.

Due to the economic slowdown in the United States and elsewhere in 2001, and the additional economic uncertainties created by the terrorist events in September, copper prices dropped throughout the year. In 2002, economic copper market conditions are beginning to improve. Prices of US$0.95/lb to US$1.00/lb are forecast for the period of 2003-2005.

Financial review

On August 16, 2000, the Company completed a private placement of Special Warrants for aggregate proceeds of $10 million. Each of the 5,000,000 Special Warrants, priced at $2.00, was exchanged for one unit consisting of one share and one-half common share purchase warrant. One full warrant is exercisable into a common share at $2.50 until August 16, 2001. The agents Loewen, Ondaatje, McCutcheon Limited ("LOM") received a cash fee and compensation of 500,000 units at the Offering price for a twelve-month period. On February 23, 2001, the exercise price of one full warrant into a common share was amended to $1.00, subject to an accelerated expiry of 30 days if Great Basin shares trade on the CDNX for ten consecutive days at a price of $1.20 or higher. The term of the warrants has also been extended to August 16, 2002. At February 14, 2002 and subsequent to year-end, the accelerated expiry condition was met and the warrants/options were set to expire on March 15, 2002. As at March 15, 2002, 2,007,000 share purchase warrants, 500,000 Agent's share purchase options and 250,000 Agent's share purchase warrants were exercised for gross proceeds of $2,757,000. A broker fee of $110,280 (4% of the warrants) is payable to LOM pursuant to their exercise.

The Company filed a prospectus in November 2000 associated with the $10 million financing. In the report, the planned use of the net proceeds of $9.3 million, plus working capital as of August 31, 2000, was for continuing exploration at Ivanhoe. The program, mainly entailing drilling and associated site and support costs, was estimated to cost $9.5 million, plus additional costs for administration and contingency ($0.6 million), reserves for future reclamation ($0.6 million) and $4.9 million for working capital. Actual costs from the time of the prospectus to the end of fiscal 2001 are about $11.96 million (September to December 2000) plus $3.5 million (fiscal 2001), a total of $15.46 million, which is essentially what was planned for in the Prospectus ($15.6 million).

GREAT BASIN GOLD LIMITED
QUARTERLY REPORT
DECEMBER 31, 2001

At December 31, 2001, Great Basin has retained a strong working capital position of $7.5 million, as compared to $7.9 million at the end of the previous quarter and $11.1 million at the end of the 2000 fiscal year. The Company is debt free. At the end of fiscal 2001, 38,182,137 common shares of the Company were issued and outstanding.

Results of Operations

The loss for the year is $9.1 million, comprised of a $5.6 million write down of the Casino Property and $3.5 million in expenses incurred during the year, of which $2.9 million was on exploration. This is compared to a loss of $11.3 million in fiscal 2000, of which $10.2 million was on exploration.

Due to the extended downturn in metals market and the Company's intention to defer any further work until there is a sustained recovery in the economy and in metal prices, Great Basin wrote down the Casino property to $1 at year-end.

Revenue for the 2001 fiscal year was $364,125, a decrease from $402,654 in 2000. Interest revenue during the fourth quarter also decreased to $48,787 from $67,986 in the previous quarter. Decreases are due to lower cash balances on deposit and lower interest rates.

Overall expenses have decreased in fiscal 2001 from fiscal 2000 (2001 - $3,509,614; 2000 - $11,305,645), mainly related to a decrease in exploration expenditures. Administrative expenses, before interest income, have also decreased in 2001 from the prior year (2001 - $966,665; 2000 - $1,556,520), but have increased in the fourth quarter over the third quarter (Dec 31 2001 – $234,131; Sept 30, 2001 - $150,187).

In terms of administration, the main differences were a decrease in the cost of office and administration, from $531,524 in 2000 to $140,524 in 2001; salaries and benefits, from $477,746 in 2000 to $320,446 in 2001; and shareholder communications, from $190,893 in 2000 to $81,192 in 2001. Legal accounting and audit expenses increased from $155,464 in 2000 to $306,038 in 2001, and are related to litigation proceedings associated with claims by US Fidelity and Guaranty Company against Touchstone Resources (see Legal below) as well as legal costs pertaining to the acquisition of additional property. The Company expects to recover the litigation costs under the indemnification received from Stockscape.com Technologies Inc. (previously Cornucopia Resources Ltd.) when Touchstone was purchased.

Exploration costs have decreased overall and in all categories in 2001. The main exploration cost continued to be drilling, but this expenditure decreased to $1,155,733 from $6,152,644 because 11 holes (4,810 m) were drilled in 2001 compared to 144 holes (44,826 m) in 2000.

The other major exploration cost in 2001 was geological. Geological work included planning the 2001 drilling program as well as core logging and interpretation activities associated with it during the first three quarters of the year, re-logging of a number of holes throughout the property in the third quarter that indicates additional exploration potential on the property, and detailed interpretation and modeling of the mineralization within the high-grade veins which lead to the announcement of a resource estimate and preliminary economic assessment for the Clementine-Gwenivere and South Gwenivere veins in the fourth quarter.

Environmental, socio-economic and land fees remained about the same in 2001 as in 2000, as studies toward permitting for an underground access and exploration program were initiated during the year, all previously acquired ground was maintained, and additional claims were acquired in the third quarter. The Company also continued to contribute toward reclamation activities at site (for more details see Note 4(a)).

Related party Transactions

Hunter Dickinson Inc. is a private management company that provides investor services, geological, shareholder communications, corporate development and administrative services to the Company. The Company pays HDI on a full cost-recovery basis. The amount paid to HDI in fiscal 2001 has decreased to $1,173,389 from $1,866,655 in 2000, related to lower exploration activities.

Legal

There is no change in the status of the lawsuit by United States Fidelity and Guaranty Company in the US District Court of Northern Nevada against the Company's subsidiary Touchstone Resources Company ("Touchstone"). The details are described in Note 4(a) of the Notes to the Financial Statements (in Schedule A). The Company is of the view that no material cost or loss will be incurred by Touchstone or the Company as a consequence of this action.

In February 2001, the Company was served with a statement of claim in Ontario, Canada in which an intended purchaser of the Company's Bissett Creek graphite property in Ontario is seeking damages against the Company. On April 1, 1999 the Company terminated an agreement with the intended purchaser after the intended purchaser defaulted on its financial obligations to the Company, as well as defaulting on the other maintenance obligations concerning the graphite property. The Company determined that the Bissett Creek graphite property was not worth the cost of maintaining it and has since arranged to transfer it to three preexisting royalty holders in order to extinguish any further maintenance obligations of the Company. Although the Company believes that the claim of the intended purchaser is without merit, the outcome is not determinable at this time. In December 2001, the property was returned to the original owner.

GREAT BASIN GOLD LTD.

Corporate Information

Officers

Robert G. Hunter
Co-Chairman

Robert A. Dickinson
Co-Chairman

Ronald W. Thiessen
President and Chief Executive Officer

Jeffrey R. Mason
Secretary and Chief Financial Officer

Directors

David J. Copeland
T. Barry Coughlan
Scott D. Cousens
Robert A. Dickinson
Robert G. Hunter
David S. Jennings
Jeffrey R. Mason
Andrew F.B. Milligan
Ronald W. Thiessen

Corporate Address and Investor Services

Great Basin Gold Ltd.
1020 – 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
Telephone: (604) 684-6365
Facsimile: (604) 684-8092
Toll-free: 1-800-667-2114
E-mail: info@hdgold.com
Web site: www.hdgold.com

Field Office

Unit 5, 101 Carson Rd.
Battle Mountain, Nevada
USA 89502
Telephone: (775) 635-3323
Facsimile: (775) 635-3399

Attorneys

Lang Michener
Barristers and Solicitors
1500 – 1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 4N7

Richard W. Harris
Attorney and Counsellor at Law
6121 Lakeside Drive, Suite 260
Reno, Nevada
USA 89570-0250

Auditors

KPMG LLP
Chartered Accountants
777 Dunsmuir Street
Vancouver, British Columbia
Canada V7Y 1K3

Transfer Agent

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Bank

Canadian Imperial Bank of Commerce
400 Burrard Street
Vancouver, British Columbia
Canada V6C 3A6

Listing

TSX Venture Exchange:	GBG
OTC Bulletin Board:	GBGLF

Share Capitalization
(as at May 1, 2002)

Common Authorized:	100,000,000
Issued and Outstanding:	40,978,137

REGISTERED/NON-REGISTERED SHAREHOLDERS

GREAT BASIN GOLD LTD.

1020-800 West Pender Street
Vancouver, B.C.
V6C 2V6
Tel: (604) 684-6365
Fax: (604) 684-8092
Toll Free: 1-800-667-2114
Email: info@hdgold.com

TO: INVESTORS OF GREAT BASIN GOLD LTD.

Please indicate below what information you would be interested in receiving by completing this form and returning to the above noted address by mail or fax, or email (info@hdgold.com).

☐ News Releases - ☐ email* ☐ fax* ☐ mail

☐ Interim Financial Statements ☐ Annual Report

____
Name (please print)

____
Address

______________________ ______________________
City State/Province

______________________ ______________________
Country Zip/Postal Code

( ) ______________________ ( ) ______________________
Telephone Fax

____
Email Address

* If you choose these options you will receive news releases from all the Hunter Dickinson Group of Companies.

GREAT BASIN GOLD LTD.
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone: (604) 684-6365 Fax: (604) 684-8092

PROXY

This proxy is solicited by the management of GREAT BASIN GOLD LTD. ("Great Basin") for the Annual and Extraordinary General Meeting of its shareholders (the "Meeting") to be held on June 28, 2002.

The undersigned hereby appoints **Ronald W. Thiessen**, President and Chief Executive Officer of Great Basin, or failing him, **Robert G. Hunter,** Co-Chairman of Great Basin, or instead of either of the foregoing, (insert name) ______________________, as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting to be held at 930 – 800 West Pender Street Vancouver, British Columbia on June 28, 2002, at 10:00 a.m., local time, and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below:

1. Fixing the Number of Directors

Vote For ☐ Against ☐ the resolution fixing the size of the board of directors at nine.

2. Election of Directors

The nominees proposed by management of Great Basin are:

David J. Copeland	Vote For ☐	Withhold Vote ☐
Scott D. Cousens	Vote For ☐	Withhold Vote ☐
T. Barry Coughlan	Vote For ☐	Withhold Vote ☐
Robert A. Dickinson	Vote For ☐	Withhold Vote ☐
Robert G. Hunter	Vote For ☐	Withhold Vote ☐
David S. Jennings	Vote For ☐	Withhold Vote ☐
Jeffrey R. Mason	Vote For ☐	Withhold Vote ☐
Andrew F.B. Milligan	Vote For ☐	Withhold Vote ☐
Ronald W. Thiessen	Vote For ☐	Withhold Vote ☐

[ ]

[ ]
(Please advise Great Basin of any change of address)

3. Auditor

Vote For ☐ Withhold Vote ☐ on the resolution to appoint KPMG LLP, Chartered Accountants, as auditor of Great Basin at a remuneration to be fixed by the board of directors.

4. Amendment to Share Option Plan

Vote For ☐ Against ☐ the ordinary resolution of disinterested shareholders to amend the 2000 Share Incentive Plan (the "Plan") by reserving an additional 2,672,500 shares for issuance under the Plan and to restate the Plan as the "2002 Share Incentive Plan", in which 5,537,300 shares are available for issuance, subject to regulatory approval, and as more particularly described in the accompanying Information Circular.

5. Repricing of Stock Options Granted to Insiders

Vote For ☐ Against ☐ the ordinary resolution of disinterested shareholders authorizing the repricing of an aggregate of 2,100,000 stock options held by insiders of Great Basin from an exercise price of $0.96 per share to an exercise price of $0.63 per share.

6. Increase Authorized Capital

Vote For ☐ Against ☐ the special resolution approving an amendment to the Memorandum of the Company to increase the Company's authorized capital from 100,000,000 Common shares without par value to 200,000,000 Common shares without par value and to alter the Memorandum of the Company to reflect the increase of the authorized capital.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

DATED: ______________________________, 2002.

____
Signature of Shareholder

____
(Please print name here)

A Proxy must be in writing, dated the date on which it is executed, be executed by the member or his attorney authorized in writing or if the member is a corporation, by a duly authorized officer or attorney of the Corporation and, if to apply to less than all the shares registered in the name of the member, must specify the number of shares to which it is to apply. A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada by fax (604)683-3694, by mail or by hand at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Any one of the joint holders of a share may sign a form of proxy in respect of the share but, if more than one of them is present at the meeting or represented by proxyholder, that one of them whose name appears first in the register of members in respect of the share, or that one's proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or attorney duly authorized in writing, which authorization must accompany the form of proxy.

A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either of the nominees designated in this form of proxy, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the shares will be voted on a ballot in accordance with that specification. Unless marked to the contrary below, this proxy confers discretionary authority with respect to matters, other than the election of directors and appointment of auditor, identified or referred to in the accompanying Notice of Annual General Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting. **In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote shares represented thereby for the approval of such matter**.

Discretion Conferred

The undersigned hereby grants or withholds ☐ authority of the proxyholder to vote my shares on any amendment or variation of any matters defined in the Notice of Meeting or upon any new matter which properly comes before the meeting or any adjournment thereof.